Exhibit 99.1

100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com
Date: April 20, 2017

To: All Canadian Securities Regulatory Authorities

Subject: CALEDONIA MINING CORPORATION PLC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 15, 2017
Record Date for Voting (if applicable) :	May 15, 2017
Beneficial Ownership Determination Date :	May 15, 2017
Meeting Date :	June 19, 2017
Meeting Location (if available) :	St Helier, Jersey
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	G1757E105	JE00BD35H902

Sincerely,

Computershare
Agent for CALEDONIA MINING CORPORATION PLC